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Cap Rock Energy Corporation

SUPPLEMENTAL INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER
TO PURCHASE SHARES OF OUR
COMMON STOCK, PAR VALUE $.01 PER SHARE
March    , 2003

        The Company has decided to eliminate the proration and odd lot provisions of its offer and to make the offer available to all holders of common stock of Cap Rock Energy Corporation. These Supplemental Instructions amend and supplement the Letter of Transmittal.

        The Letter of Transmittal is amended and supplemented by:

  (a)
  Deleting the Section entitled ODD LOTS and Instruction 7.

  (b)
  The second paragraph of Instruction 4 is amended to read as follows:

    "If any tendered shares are properly withdrawn or the tendered shares are not purchased, tendered shares will be returned as soon as practicable after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility. In each case, shares will be returned or credited without expense to the shareholder."

  (c)
  Subparagraph 2 of the representations on page 3 is amended to read as follows:

    "2. the undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 3 of the offer to purchase and in the instructions to this letter of transmittal will constitute the undersigned's acceptance of the terms and conditions of the offer."

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Cap Rock Energy Corporation
SUPPLEMENTAL INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER TO PURCHASE SHARES OF OUR COMMON STOCK, PAR VALUE $.01 PER SHARE March , 2003